SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO 240.13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 240.13D-2



                              (Amendment No. ____)*


                            FOURTH SHIFT CORPORATION
                      ------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)



                                   351128 10 3
                             ----------------------
                                 (CUSIP Number)



                            JULY 22 AND JULY 30, 1998
                        --------------------------------
                              (Date of Event Which
                       Requires Filing of this Statement)




          Check the appropriate box to designate the rule pursuant to which this
          Schedule is filed:

                       [X] Rule 13d-1(b)

                       [X] Rule 13d-1(c)

                       [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

                                  SCHEDULE 13G


--------------------------------             --------------------------
CUSIP No.    351128  10 3                    PAGE   2   OF  8  PAGES
--------------------------------             --------------------------


----------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Oscar Capital Management, LLC

----------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  /   /


                                                             (b) /   /

----------------------------------------------------------------------------
 3      SEC USE ONLY



----------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
----------------------------------------------------------------------------
       NUMBER OF       5   SOLE VOTING POWER
        SHARES
      BENEFICIALLY         -------------------------------------------------
      OWNED BY         6   SHARED VOTING POWER
        EACH                  1,042,316
       REPORTING           -------------------------------------------------
        PERSON         7   SOLE DISPOSITIVE POWER
        WITH
                           -------------------------------------------------
                       8   SHARED DISPOSITIVE POWER
                            1,042,316
----------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,042,316
----------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
                                                               /     /
----------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.53%
----------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IA
----------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILING OUT!

                                  SCHEDULE 13G


--------------------------------             --------------------------
CUSIP No.    351128  10 3                    PAGE   3   OF  8  PAGES
--------------------------------             --------------------------


----------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Oscar Investment Fund, L.P.

----------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  /   /


                                                             (b) /   /

----------------------------------------------------------------------------
 3      SEC USE ONLY



----------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
----------------------------------------------------------------------------
       NUMBER OF       5   SOLE VOTING POWER
        SHARES
      BENEFICIALLY         -------------------------------------------------
      OWNED BY         6   SHARED VOTING POWER
        EACH                  554,200
       REPORTING           -------------------------------------------------
        PERSON         7   SOLE DISPOSITIVE POWER
        WITH
                           -------------------------------------------------
                       8   SHARED DISPOSITIVE POWER
                              554,200
----------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        554,200
----------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
                                                               /     /
----------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.6%
----------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        OO
----------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILING OUT!

                                  SCHEDULE 13G


--------------------------------             --------------------------
CUSIP No.    351128  10 3                    PAGE   4   OF  8  PAGES
--------------------------------             --------------------------


----------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Andrew K. Boszhardt, Jr.

----------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  /   /


                                                             (b) /   /

----------------------------------------------------------------------------
 3      SEC USE ONLY



----------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
----------------------------------------------------------------------------
       NUMBER OF       5   SOLE VOTING POWER
        SHARES
      BENEFICIALLY         -------------------------------------------------
      OWNED BY         6   SHARED VOTING POWER
        EACH                  1,042,316
       REPORTING           -------------------------------------------------
        PERSON         7   SOLE DISPOSITIVE POWER
        WITH
                           -------------------------------------------------
                       8   SHARED DISPOSITIVE POWER
                            1,042,316
----------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,042,316
----------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
                                                               /     /
----------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.53%
----------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IN
----------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a). Name of Issuer:

     FOURTH SHIFT CORPORATION, A MINNESOTA CORPORATION.

Item 1(b). Address of Issuer's Principal Executive Offices:

     7900 INTERNATIONAL DRIVE, SUITE 450
     MINNEAPOLIS, MN 55425

Items 2(a),
(b) and (c). Name of Person Filing; Address of Principal Business Office;
Citizenship:

1.   OSCAR CAPITAL MANAGEMENT, LLC
     900 THIRD AVENUE, 10TH FLOOR
     NEW YORK, NY 10022
     A DELAWARE LIMITED LIABILITY COMPANY AND REGISTERED INVESTMENT ADVISER

2.   OSCAR INVESTMENT FUND, L.P.
     900 THIRD AVENUE, 10TH FLOOR
     NEW YORK, NY 10022
     A DELAWARE LIMITED PARTNERSHIP

3.   ANDREW K. BOSZHARDT
     C/O OSCAR CAPITAL MANAGEMENT, LLC
     900 THIRD AVENUE, 10TH FLOOR
     NEW YORK, NY 10022
     MR. BOSZHARDT IS A CITIZEN OF THE UNITED STATES

Item 2(d). Title of Class of Securities:

     THE COMMON STOCK OF FOURTH SHIFT CORPORATION (THE "COMMON STOCK")

Item 2(e). CUSIP Number:

     351128 10 3

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e)  [X] An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d- 1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with 240.13d- 1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. [X].

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

This Schedule is being filed because the reporting persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, by reason of the affiliations and relationships among reporting persons as described herein. However, the filing of this Schedule shall not be deemed an admission by any reporting person that such reporting person is part of any group or that any reporting person is a beneficial owner of any securities other than those directly held by such reporting person.

Oscar Capital Management, LLC may be deemed to share voting and dispositive power with respect to and therefore to beneficially own, securities beneficially owned by Oscar Investment Fund, L.P. and Andrew K. Boszhardt, Jr. Oscar Capital Management, LLC may be deemed to beneficially own an aggregate of 1,042,316 shares of Common Stock, which equals 10.53% of the outstanding Common Stock.

Mr. Boszhardt is the Managing Member of Oscar Capital Management, LLC responsible for determinations as to voting, purchases and sales, and therefore may be deemed to share voting and dispositive power with respect to and therefore to beneficially own, securities beneficially owned by Oscar Capital Management, LLC.


Item 5. Ownership of Five Percent or Less of a Class:

     NOT APPLICABLE.


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     NOT APPLICABLE.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

     NOT APPLICABLE.

Item 8. Identification and Classification of Members of the Group.

     NOT APPLICABLE.


Item 9. Notice of Dissolution of Group:

     NOT APPLICABLE.


Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1998                    OSCAR CAPITAL MANAGEMENT, LLC

                                 /S/ ANDREW K. BOSZHARDT, JR.
                                 ----------------------------
                                 By:    Andrew K. Boszhardt, Jr.
                                 Title: Managing Member